UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual Meeting and Proxy Statement of Star Bulk Carriers Corp. (the "Company").  Attached to this report on Form 6-K as Exhibit 2 is a letter to the Company's shareholders which supplements the Company's Notice of Annual Meeting and Proxy Statement.

Exhibit 1

                    October 21, 2008

TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.

    Enclosed is a notice of the 2008 Annual Meeting of Shareholders (the “Meeting”) of Star Bulk Carriers Corp. (the “Company”) which will be held at 7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece on November 11, 2008 at 5:00 p.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class A Directors to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.
To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of both Proposal One and Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting provided that a quorum is present.  To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the meeting until a quorum is present.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Prokopios (Akis) Tsirigakis
Chief Executive Officer, President and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 11, 2008

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Star Bulk Carriers Corp. (the “Company”) will be held at 7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece on November 11, 2008 at 5:00 p.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class A Directors to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.
To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on October 10, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote who attend the meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

George Syllantavos
Secretary

October 21, 2008
Majuro, Marshall Islands

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 11, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on November 11, 2008 at 7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece at 5:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October 21, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On October 10, 2008 (the “Record Date”), the Company had outstanding 54,752,400 shares of common stock, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote and who attend the meeting in person or by proxy shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The NASDAQ Global Market under the symbol “SBLK.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has seven directors on its Board, which is divided into three classes.  As provided in the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class A directors expires at the Meeting.  Accordingly, the board of directors has nominated Mr. Petros Pappas, a current Class A director and Mr. Tom Søfteland, a current Class B director, for election as Class A directors whose term would expire at the Company’s 2011 Annual Meeting of Shareholders.

The Board has determined that it advisable and in the best interest of the Company for purposes of effective corporate governance and efficiency to reduce the size of the Board.  Pursuant to the Company’s Amended and Restated Articles of Incorporation, the Board shall be divided into three classes which are as nearly equal in number as the total number of directors constituting the entire Board permits. The Board has determined that in the event Tom Søfteland is elected as a Class A director at the 2008 Annual General Meeting, the number of directors that constitute the entire membership of the Board shall be reduced from seven (7) to six (6) effective upon Mr. Søfteland’s election at the 2008 Annual General Meeting as a Class A director.  This would reduce the number of Class B directors from three (3) to two (2) and would cause each class of directors to be comprised of two (2) directors.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that such nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position
Petros Pappas	53	Chairman and Class A Director
Tom Søfteland	46	Class B Director

Certain biographical information about Messrs. Pappas and Søfteland is set forth below.

Petros Pappas has served on the Company’s board of directors as its non-executive Chairman since November 2007. He was a member of the board of directors of Star Maritime Acquisition Corp. (“Star Maritime”) since its inception in 2005 until it was succeeded by merger in November 2007 by the Company. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 120 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. The Oceanbulk Group is comprised of Oceanbulk Maritime S.A., Interchart Shipping Inc., Oceanbulk S&P, Combine Marine Inc., More Maritime Agencies Inc., and Sentinel Marine Services Inc. Additionally, Mr. Pappas ranked among the top 25 Greek ship owners (by number of ocean going vessels) as evaluated by the U.S. Department of Commerce’s 2004 report on the Greek shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Shipowners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

Tom Søfteland has served on the Company’s board of directors as an independent director since November 2007. He was a member of Star Maritime’s board of directors since its inception in 2005 until it was succeeded by merger in November 2007 by the Company. Since October 1996, Mr. Søfteland has been the Chief Executive Officer of Capital Partners A.S. of Bergen, Norway, a financial services firm that he founded and which specializes in shipping and asset finance. From 1990 to October 1996, he held various positions at Industry & Skips Banken, ASA, a bank specializing in shipping, most recently as its Deputy Chief Executive Officer. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

Required Vote.  Adoption of Proposal One requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Deloitte Hadjipavlou Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2008.

Deloitte Hadjipavlou Sofianos & Cambanis S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A., CERTIFIED AUDITORS ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposal One or Proposal Two has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

George Syllantavos
Secretary

October 21, 2008
Majuro, Marshall Islands

Exhibit 2

October 21, 2008

TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.

PROXY STATEMENT SUPPLEMENT

By letter dated October 20, 2008, Mr. Nobu Su, one of our Class A directors, resigned from his position as a member of our board of directors (the “Board”), effective immediately.  In his resignation letter, Mr. Su indicated that he resigned to devote more time to his other business interests.

As a result of the resignation of Mr. Su, the Company’s Board is comprised of seven (7) members with one (1) vacancy, which is divided into three (3) classes.  The Board has determined not to fill the vacancy created by Mr. Su’s resignation from the Board prior to the 2008 Annual General Meeting and to address the size of its membership and the election of its Class A director nominees as previously contemplated in the enclosed Proxy Statement and other related materials.

Very truly yours,

Prokopios (Akis) Tsirigakis
Chief Executive Officer, President
and Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: October 21, 2008	By: /s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 929695